UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 20, 2020	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 18, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Change in Directorate.

Exhibit I

April 18, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Change in Directorate

We refer to our earlier intimation dated April 8, 2020 regarding the RBI communication advising the Bank to examine and submit the proposal for appointment of Mr. Sashidhar Jagdishan and Mr. Bhavesh Zaveri as Executive (Whole-Time) Directors of the Bank after a new MD and CEO assumes charge later this year.

In accordance with RBI’s instructions, the Board of Directors of the Bank shall examine and consider their appointments once the new MD and CEO assumes charge.

Mr. Sashidhar Jagdishan and Mr. Bhavesh Zaveri have today tendered their resignations as Additional Directors on the Board of the Bank under Companies Act, 2013 and the Board has accepted the same at its meeting held today.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-

Santosh Haldankar
Sr. Vice President (Legal) & Company Secretary